SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

FORM 8

AMENDMENT TO APPLICATION OR REPORT
Filed Pursuant to Section 12, 13 or 15 (d) of
THE SECURITIES EXCHANGE ACT OF 1934


PEOPLES BANCORP INC.

AMENDMENT NO. 1

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its annual report on Form 10K as set forth in the pages attached hereto:

Item 1 - Exhibit 28 has been added to the filing. Exhibit 28 is the Form 11-K Annual Report for the Registrant's Retirement Plan entitled "Peoples Bancorp Inc. Retirement Savings Plan".

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, hereunto duly authorized.


PEOPLES BANCORP INC.


DATE:  April 29, 1994

BY:  ROBERT E. EVANS
     Robert E. Evans
     President and Chief Executive Officer




PEOPLES BANCORP INC.
FORM 10K FOR YEAR ENDED DECEMBER 31, 1993


Exhibit 28

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Commission File No. 0-16772

FORM 11-K ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 1993

PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN

PEOPLES BANCORP INC.
138 Putnam Street
Marietta, Ohio  45750

ITEM 1.
CHANGES IN THE PLAN.
Incorporated herein by reference to Peoples Bancorp Inc. Form
10-K for fiscal year ended December 31, 1993, Exhibit 10 (b), pages i through 75.


ITEM 2.
CHANGES IN INVESTMENT POLICY.
None


ITEM 3.
CONTRIBUTIONS UNDER THE PLAN.
Contributions under the Plan are not discretionary and are determined based upon employee contribution.


ITEM 4.
PARTICIPATING EMPLOYEES.
There were 236 employees who were participants in the Plan at December 31, 1993.


ITEM 5.
ADMINISTRATION OF THE PLAN.
(a) The following is a list of names and addresses of positions or offices held with Peoples Bancorp Inc. of all persons who are members of the Committee which administers the Plan:


                                 POSITIONS OR OFFICES HELD WITH PEOPLES
NAMES AND ADDRESSES              BANCORP INC.

Joseph P. Flinn                  Loan Officer of The Peoples Banking
138 Putnam Street                and Trust Company
Marietta, Ohio 45750


Thomas D. Hesson                 Assistant Vice President and Controller
415 Main Street                  of The First National Bank of
Caldwell, Ohio 43724             Southeastern Ohio


Larry E. Holdren                 Executive Vice President and Director
138 Putnam Street                of Human Resources of The Peoples Banking
Marietta, Ohio 45750             and Trust Company


Charles R. Hunsaker              Counsel for Peoples Bancorp Inc.; and
138 Putnam Street                Vice President and Counsel of The Peoples
Marietta, Ohio 45750             Banking and Trust Company


Doris Goldsberry                 Manager of Banking Center of The Peoples
1 North Court Street             Banking and Trust Company
Athens, Ohio  45701


Rick D. Turner                   President of The First National Bank of
415 Main Street                  Southeastern Ohio
Caldwell, Ohio 43724


Jeffrey D. Welch                 Treasurer of Peoples Bancorp Inc.,
138 Putnam Street                Vice-President of Investment and Trust
Marietta, Ohio 45750             Division of The Peoples Banking and
                                 Trust Company

The Peoples Banking and          Trustee of Peoples Bancorp Inc.
   Trust Company                 Retirement Savings Plan
138 Putnam Street
Marietta, Ohio 45750



(b) Neither of the members of the Committee nor the Trustee received any compensation for services from the Plan during the plan year ended December 31, 1993.



ITEM 6.
CUSTODIAN OF INVESTMENTS.
(a) The Peoples Banking and Trust Company, 138 Putnam Street, Marietta, Ohio, as Trustee, acts as custodian of all securities and investments of the Plan. The Peoples Banking and Trust Company, an Ohio banking corporation, offers various trust services to corporate and personal trust account customers.

(b) The total amount of compensation received from the Employer-Issuer on behalf of the Plan by The Peoples Banking and Trust Company as Trustee for fiscal year 1992 was approximately -0-.

(c) The Peoples Banking and Trust Company is covered by a bankers' blanket bond (financial institution bond) in the amount of $3,700,000 and separate coverage of $1,000,000 for fiduciary liability in dealing with its retirement plans.



ITEM 7.
REPORTS TO PARTICIPATING EMPLOYEES.
During each quarter of the Plan year, each participant received an individual participant statement disclosing the status of his or her account during the preceding quarter (including the opening and closing totals, and a breakdown of withdrawals, contributions, and other allocations to or from the account).



ITEM 8.
INVESTMENT OF FUNDS.
(a) During 1993 and 1992 the Plan paid out no direct brokerage commissions.

(b) No transactions during 1993 were directed to a broker or otherwise which were in exchange for research services.



ITEM 9.
FINANCIAL STATEMENTS AND EXHIBITS.
(a)  Financial Statements.
Audited Financial Statements for the Plan are incorporated herein by reference to the internal exhibit index marked
- - - - -----INTERNAL EXHIBIT INDEX----- of this Form 8.

(b)  Exhibits
Exhibit 24- Consent of Coopers & Lybrand




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN

DATE:  April 29, 1994

BY:  JEFFREY D. WELCH
     Jeffrey D. Welch, Treasurer
     Peoples Bancorp Inc. and member of the Administrative Committee






EXHIBIT INDEX

Exhibit 24 - Consent of Coopers & Lybrand





PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS for the years ended December 31, 1993 and 1992



- - - - -----INTERNAL EXHIBIT INDEX-----

Report of Independent Accountants - Page 1

Financial Statements:
   Statement of Financial Condition, December 31, 1993 and 1992 - Page 2 Statement of Changes in Plan Equity for the years ended December
     31, 1993, 1992 and 1991 - Page 3
   Notes to the Financial Statements - Pages 4-7

Supplemental Schedules:
   Combining Statement of Financial Condition, December 31, 1993
     and 1992 - Pages 8-9
   Combining Statement of Changes in Plan Equity for the years ended December 31, 1993, 1992 and 1991 - Pages 10-12
   Assets Held for Investment Purposes, December 31, 1993 - Page 13 Reportable Transactions, December 31, 1993 - Page 14



- - - - ------------------------------------------------------------------------
PLEASE NOTE:  THE ABOVE PAGE NUMBERS REFLECT THE PAGE NUMBERS INCLUDED
ON THE PAPER FILING OF THIS FORM 11-K.  DUE TO LIMITATIONS OF THE EDGAR
PAGE NUMBERING SYSTEM, PEOPLES BANCORP HAS ELECTED NOT TO USE PAGE
NUMBERS IN THE ELECTRONIC FILING OF THIS FORM.
- - - - ------------------------------------------------------------------------



REPORT OF INDEPENDENT ACCOUNTANTS


To the Trust Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the statements of financial condition of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan Administrator, Peoples Bancorp Inc. Retirement Savings Plan Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993 and 1992, and the results of its operations and changes in Plan equity for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The Supplemental Schedules listed in the accompanying index are presented for the purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND
Coopers & Lybrand

Columbus, Ohio
April 1, 1994






PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, December 31, 1993 and 1992





PLAN ASSETS

                                    1993                 1992


Investment in common stock and
    certificates of deposit of
    participating employees         $2,133,978	          $1,710,297

Investment in common stock fund     448,589	             344,850

Investment in special stock fund    44,523

Interest and dividends receivable   16,693	              13,401

Cash, non-interest-bearing          14,785	              285

Cash, interest-bearing              23,300               19,200

Contribution receivable             760                  12,135

Participant loans                   59,346	              37,663

         Total assets               $2,741,974	          $2,137,831


LIABILITIES AND PLAN EQUITY



Excess contributions to be
    refunded                        $4,171	              $13,140

Plan equity                         2,737,803	           2,124,691

         Total liabilities
            and plan equity         $2,741,974           $2,137,831



The accompanying notes are an integral part of the financial statements.





STATEMENT OF CHANGES IN PLAN EQUITY
for the years ended December 31, 1993, 1992 and 1991






                                    1993          1992        1991


Investment income:
    Dividend	                       $51,823	      $44,197	    $33,763
    Interest	                       28,134	       22,956	     20,383

          Total                     79,957	       67,153	     54,146

Net appreciation in fair
    value of investments	           278,473	      388,028	    143,759


Contributions and deposits:
    Participating employees	        277,731	      268,785	    246,419
    Participating employer      	   73,458    	   65,253  	   49,663

          Total                     351,189	      334,038	    296,082

Withdrawals and forfeitures	        (96,507)	     (59,226)	   (60,698)

          Net increase in plan
            equity	                 613,112	      729,993	    433,289


Plan equity at beginning of year	   2,124,691    	1,394,698	  961,409

          Plan equity at end of
             year	                  $2,737,803	   $2,124,691	 $1,394,698






The accompanying notes are an integral part of the financial statements.





NOTES TO THE FINANCIAL STATEMENTS

1.	Description of Plan:

A. 	General:
Peoples Bancorp Inc. Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of Peoples Bancorp Inc. and its subsidiaries (The Peoples Banking and Trust Company and The First National Bank of Southeastern Ohio) who have reached age 21. The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trustee of the Plan is The Peoples Banking and Trust Company. See the Summary Plan Description for a more complete description of the Plan.


B. 	Contributions:
Participants may elect to contribute up to 15% of their base pay as a pretax contribution and an additional 10% of their base pay as an aftertax contribution. Base pay includes bonuses, overtime, commission and incentive pay. Peoples Bancorp Inc. or its subsidiary (the Corporation) will match 50% of an employee's contribution, up to a maximum of 3% of the employee's base pay.

Employer contributions were as follows for the years ended
December 31:



	                                 1993        1992        1991


The Peoples Banking and
  Trust Company	                  $66,306	    $54,913	    $43,208

The First National Bank
  of Southeastern Ohio	           7,152      	10,340    	 6,455

          Total              		 		$73,458    	$65,253    	$49,663




C. 	Allocation Provisions:
Each participant may designate, in 5% increments, the investment of contributions into the following funds:

   1. A common stock fund, The Peoples Stock Fund EB of the
Special Investment Funds of The Peoples Banking and Trust
Company.

   2. A fixed income fund which consists of investments in deposit instruments of The Peoples Banking and Trust Company.

   3. A fund of common stock of Peoples Bancorp Inc. as purchased in the open market.

   4. A special stock fund, The Peoples Special Stock Fund of the
Special Investment Funds of The Peoples Banking and Trust
Company.

The Plan also allows participants to borrow specified amounts from their vested balances.



D. 	Vesting:
Participants are immediately fully vested in their voluntary contributions, the employer's matching contributions, and actual earnings thereon.


E. 	Payment of Account Balances:
Upon retirement, benefits are generally paid in the form of a qualified joint and survivorship annuity for a married participant. If a married employee dies while a participant of the Plan, the employee's spouse would receive a qualified preretirement annuity equal to one-half of the deceased participant's vested balance; the remaining one-half will be distributed in a lump-sum payment. If a participant effectively waives the above distribution requirements, the participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a series of substantially equal payments over a period not to exceed the greater of (a) the participant's life expectancy or (b) the joint and last survivor life expectancy of the participant and his designated beneficiary.





2.	Summary of Accounting Policies:
Investment in Peoples Bancorp Inc. common stock is carried at quoted market prices.

The investment in the common stock fund is an investment in The Peoples Stock Fund EB of the Special Investment Funds of The Peoples Banking and Trust Company. The assets of the Fund are primarily composed of money market securities and stocks that are traded on national exchanges. The investment in the Fund is valued at the Plan's proportionate share of net assets of the Fund as of the most recent valuation date.

The investment in the special stock fund is an investment in The Peoples Special Stock Fund of the Special Investment Funds of The Peoples Banking and Trust Company. The assets of the Fund are primarily composed of money market securities, small company stocks and common stock mutual funds. The investment in the Fund is valued at the Plan's proportionate share of net assets of the Fund as of the most recent valuation date.

Dividends and interest received from investments are recorded as earned on an accrual basis.

The Plan presents in the statement of changes in plan equity the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.



3.	Investments:
Investments held by the Plan at December 31, 1993 and 1992 are summarized as follows:




                                1993                     1992

	 	                                    Fair                     Fair
                           Cost        Value        Cost        Value


Peoples Stock Fund EB -
  The Peoples Banking
  and Trust Company,
  9,083 and 7,726
  units, respectively	     $339,491	   $448,589	    $274,972	   $344,850

The Peoples Banking and
  Trust Company Certif-
  icates of Deposits,
  various maturities
  and interest rates	      333,300	    333,300	     353,600	    353,600

Peoples Bancorp Inc.,
  common, 43,130 and
  34,786 shares,
  respectively	            1,068,002  	1,800,678	   843,535	    1,356,697

Peoples Special Stock
  Fund, The Peoples
  Banking and Trust
  Company, 1,535 and
  -0- units,
  respectively	            39,399	     44,523	      0           0

        Total              $1,780,192	 $2,627,090	  $1,472,107 	$2,055,147



The number of employees in each of the above investment programs as of December 31, 1993 are as follows:

		Peoples Stock Fund EB	                  98
		Peoples CD's	                           82
		Peoples Bancorp Inc., common stock	    201
		Peoples Special Stock Fund	             37



The net appreciation in fair market value of each significant class of investments for the years ended December 31, 1993, 1992 and 1991 are as follows:



	                                 1993        1992        1991


Peoples Stock Fund EB	            $38,931    	$10,938    	$47,511

Peoples Bancorp Inc.,
   common stock	                  234,300	    377,090	    96,248

Peoples Special Stock Fund     	  5,242

     Net appreciation	            $278,473   	$388,028	   $143,759



During 1993, the Plan sold investments for $37,244 which had a cost of $22,383.



4.	Plan Termination:
Although it has not expressed any intent to do so, Peoples Bancorp Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


5.	Tax Status:
The Internal Revenue Service issued a determination letter July 20, 1987 stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from federal income taxes under the provisions of Section 501(a).


6.	Payment of Expenses:
The Company elected all the administrative expenses and investment costs of the Plan. Should the Company elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.







COMBINING STATEMENT OF FINANCIAL CONDITION, December 31, 1993



                                                      Peoples
                         Stock      Certificate of    Bancorp Inc.,     Special Stock    Holding
PLAN ASSETS              Fund EB    Deposit Fund      Stock Fund        Fund             Account     Total


Investments	             $448,589	  $333,300         	$1,800,678	       $44,523		                    $2,627,090

Interest and dividends
   receivable	           1,852	     2,950	            11,891			                                      16,693

Cash, non-interest
   bearing	              22        	59               	77               	79	              $14,548     14,785

Cash, interest-bearing	  16,300    	3,500            	300	              3,000	           200	        23,300

Contribution receivable 	3,480     	1,355             9,326            	1,347          	 (14,748)	   760

Loans receivable from
   participants	       	       	         	                                               59,346	     59,346

         Total assets	   $470,243	  $341,164	         $1,822,272	       $48,949	         $59,346	    $2,741,974


LIABILITIES AND PLAN EQUITY

Excess contributions
   payable	              $612	      $144	             $2,478	           $937		                       $4,171

Plan equity	             469,631	   341,020          	1,819,794       	 48,012	          $59,346	    2,737,803

         Total
         liabilities
         and plan
         equity	         $470,243  	$341,164         	$1,822,272       	$48,949	         $59,346	    $2,741,974






COMBINING STATEMENT OF FINANCIAL CONDITION, December 31, 1992




                                                                Peoples
                               Stock        Certificate of      Bancorp Inc.,        Holding
PLAN ASSETS                    Fund EB      Deposit Fund        Stock Fund           Account       Total


Investments                   	$344,850    	$353,600           	$1,356,697	        	               $2,055,147

Interest and dividends
    receivable	                1,121	       3,327	              8,953		                            13,401

Cash, non-interest-bearing	    72	          91	                 90	                  $32	          285

Cash, interest-bearing	        7,700       	8,300              	2,600	               600	          19,200

Contribution receivable       	2,888       	2,235              	7,644 	              (632)	        12,135

Loans receivable from
    participants	       	       	                                                    37,663	       37,663


         Total assets	         $356,631	    $367,553	           $1,375,984	          $37,663	      $2,137,831


LIABILITIES AND PLAN EQUITY

Excess contributions payable	  $3,168	      $2,748	             $7,224		             $13,140

Plan equity	                   353,463	     364,805	            1,368,760	           $37,663	      2,124,691


         Total liabilities
         and plan equity	      $356,631	    $367,553	           $1,375,984	          $37,663	      $2,137,831





COMBINING STATEMENT OF CHANGES IN PLAN EQUITY for the year ended December 31, 1993





                                                                Peoples
                                  Stock       Certificate of    Bancorp Inc.,   Special         Holding
                                  Fund EB     Deposit Fund      Stock Fund      Stock Fund      Account     Total


Investment income:
  Dividend	                       $8,627    		                  $42,914	        $282		                      $51,823
  Interest	                       1,113	      $22,052	          211	            269	            $4,489	     28,134

	     Subtotal                    9,740	      22,052	           43,125      	   551	            4,489	      79,957


Net appreciation in fair value
   of investments               	 38,931             	       	  234,300	        5,242	      	               278,473


Contributions and deposits:
  Participating employees	        59,236     	26,410           	167,978         24,107		                    277,731
  Participating employer	         14,037	     6,924	            47,557	         4,940	                      73,458

      Subtotal                  	 73,273	     33,334	           215,535         29,047		                    351,189


Withdrawals and forfeitures	      (18,616)	   (20,257)         	(49,153)	       (7,112)	        (1,369)	    (96,507)


Transfers                       	 12,840	     (58,914)          7,227          	20,284	         18,563
   Net increase in plan equity   	116,168	    (23,785)	         451,034      	  48,012	         21,683	     613,112

Plan equity at beginning of year	 353,463	    364,805          	1,368,760	                      37,663	     2,124,691

         Plan equity at end
            of year	              $469,631   	$341,020         	$1,819,794	     $48,012	        $59,346	    $2,737,803








COMBINING STATEMENT OF CHANGES IN PLAN EQUITY for the year ended December 31, 1992


                                                               Peoples
                                Stock        Certificate of    Bancorp Inc.,   Holding
                                Fund EB      Deposit Fund      Stock Fund      Account       Total


Investment income:
  Dividend	                     $10,121		                      $34,076		                     $44,197
  Interest	       	                          $22,812	         	                $144	         22,956

        Subtotal                10,121	      22,812	           34,076	         144	          67,153


Net appreciation in fair
    value of investments	       10,938		                       377,090		                     388,028

Contributions and deposits:
  Participating employees      	52,310      	74,063	           142,412		                     268,785
  Participating employer	       12,643     	 11,926	           40,684	                 	     65,253

        Subtotal              	 64,953     	 85,989         	  183,096	                    	 334,038


Withdrawals and forfeitures	    (9,230)	     (23,583)	         (25,786)	       (627)	        (59,226)

Transfers	                      (13,183)	    (8,769)           967	            20,985

   Net increase in plan equity 	63,599	      76,449	           569,443	        20,502	       729,993

Plan equity at beginning
  of year	                      289,864	     288,356	          799,317	        17,161	       1,394,698


Plan equity at end of year	     $353,463	    $364,805	         $1,368,760	     $37,663	      $2,124,691








COMBINING STATEMENT OF CHANGES IN PLAN EQUITY for the year ended December 31, 1991


                                                                Peoples
                                 Stock         Certificate of   Bancorp Inc.,   Holding
                                 Fund EB       Deposit Fund     Stock Fund      Account     Total


Investment income:
  Dividend	                      $7,429		                       $26,334		                   $33,763
  Interest	       	                            $19,193	       	                 $1,190	     20,383

       Subtotal               	  7,429	        19,193	          26,334	         1,190	      54,146


Net appreciation in fair
    value of investments	        47,511		                       96,248		                    143,759


Contributions and deposits:
  Participating employees	       58,790	       46,789	          140,840	                   	246,419
  Participating employer	        9,965	        9,680	           30,018		                    49,663

       Subtotal               	  68,755	       56,469          	170,858		                   296,082


Withdrawals and forfeitures	     (7,045)      	(22,231)	        (31,422)		                  (60,698)


Transfers	                       (2,513)	      1,467	           (6,932)	        7,978

    Net increase in plan equity	 114,137	      54,898	          255,086	        9,168	      433,289


Plan equity at beginning
         of year	                175,727	      233,458	         544,231	        7,993	      961,409

    Plan equity at end of year	  $289,864	     $288,356	        $799,317	       $17,161	    $1,394,698









ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1993







                                                Cost        Market

Certificates of Deposit, The Peoples
        Banking and Trust Company:
  6.90% due 02/25/94	                           $22,000	    $22,000
  7.40% due 04/08/94                           	14,500     	14,500
  7.20% due 05/06/94	                           12,000	     12,000
  7.00% due 06/05/94                           	18,200     	18,200
  7.40% due 07/05/94                           	17,000     	17,000
  7.00% due 07/26/94                           	15,400     	15,400
  7.00% due 08/26/94	                           25,400     	25,400
  6.85% due 09/10/94	                           22,200     	22,200
  7.00% due 10/02/96	                           16,100     	16,100
  7.15% due 11/04/96	                           11,900     	11,900
  6.75% due 12/12/96	                           34,700     	34,700
  6.00% due 02/26/97	                           47,500	     47,500
  6.25% due 05/05/97	                           20,000     	20,000
  6.35% due 06/05/97	                           10,000     	10,000
  6.35% due 07/18/97	                           15,900	     15,900
  5.60% due 06/14/98	                           15,700	     15,700
  5.35% due 10/19/98                           	1,800      	1,800
  5.60% due 12/14/98	                           13,000	     13,000

       Subtotal                              	  333,300  	  333,300


Peoples Bancorp Inc., common stock	             1,068,002	  1,800,678

Peoples Stock Fund EB	                          339,491    	448,589

Peoples Special Stock Fund	                     39,399	     44,523

Loans to participants,
    varied terms through 1998,
    varied interest rates from
    8% - 10%	                                   59,346	     59,346

                   Total                       	$1,839,538	 $2,686,436








ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1993


                             Par Value
                             of Number                       Par Value of                   Gain
Description                  of Shares       Amount of       Number of        Amount        (Loss)
of Assets                    Purchased       Purchases       Shares Sold      of Sales      on Sale


The Peoples Banking
    and Trust Company,
    certificates of
    deposit	                 $75,400	        $75,400	        $95,700	         $95,700

Peoples Bancorp Inc.,
    common stock	            5,530	          244,809	        845	             34,838	        $14,742

Fidelity U.S. Treasury
    Income Portfolio Fund	   974,500	        974,500        	970,400          970,400

